Exhibit 12.1

Ingram Micro Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in 000s)

	Fiscal Year Ended
	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Fixed charges:
Interest expense and amortized premiums, discounts and capitalized expenses related to intebtedness	$55,690	$52,509	$39,259	$28,177	$64,548
Estimated interest within rental expense (A)	32,223	31,242	29,828	41,610	53,222

Total fixed charges	$87,913	$83,751	$69,087	$69,787	$117,770

Earnings:
Income (loss) before income taxes	396,184	387,871	438,061	269,248	(382,138)
Fixed charges	87,913	83,751	69,087	69,787	117,770

Total earnings	$484,097	$471,622	$507,148	$339,035	$(264,368)

Ratio of earnings to fixed charges	5.5	5.6	7.3	4.9	(B )

(A)	Interest is estimated at 33% of rental charges, which considers the mix of building and equipment rental and assumption of average debt service cost over the assumed life of the related property
(B)	Due to our loss in the year ended January 3, 2009, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $382,138.